ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

18 June 2010

Director/PDMR Shareholding

Reed Elsevier announces that the unvested matching awards noted below granted to Directors/PDMRs under the Reed Elsevier Group plc Bonus Investment Plan (“BIP”) in 2008 and 2009 have lapsed as a consequence of the Directors/PDMRs requesting to have their BIP investment shares purchased by them in 2008 and 2009 released to them by the Trustees of the Reed Elsevier Employee Benefit Trust. Each Director/PDMR has retained all of the shares released to them.

Director	Number of Reed Elsevier NV BIP matching ADRs* lapsed	Number of Reed Elsevier PLC BIP matching ordinary shares lapsed	Number of Reed Elsevier NV BIP matching ordinary shares lapsed

E Engstrom	43,767	-	—

M H Armour	-	53,177	35,561

A Prozes	-	52,365	35,131

PDMR	Number of Reed Elsevier PLC BIP matching ADRs* lapsed	Number of Reed Elsevier NV BIP matching ADRs* lapsed	Number of Reed Elsevier PLC BIP matching ordinary shares lapsed

Y S Chi	5,135	12,654	—

M Rusbridge	-	-	78,262

• Each Reed Elsevier PLC ADR represents 4 Reed Elsevier PLC ordinary shares and each Reed Elsevier NV ADR represents 2 Reed Elsevier NV ordinary shares.

- ENDS –

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